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                                                                     EXHIBIT I-1
Order Authorizing Proxy Solicitation


Powergen plc ("Powergen"), a registered public utility holding company with its registered office located in London, United Kingdom, has filed with the Securities and Exchange Commission ("Commission") a declaration in File 70-____ under section 12(e) and rules 54 and 62(d) of the Public Utility Holding Company Act of 1935, as amended ("Act").

The Boards of Directors of E.ON AG ("E.ON") and Powergen have agreed to the terms of a recommended pre-conditional cash offer by E.ON for all of the issued and to be issued share capital of Powergen. It was agreed that the cash offer would be made in accordance with the terms and conditions of the preconditional offer announcement under which E.ON would offer to acquire the outstanding capital stock of Powergen (the "Offer Announcement"), following satisfaction or waiver of the pre-conditions set out in Appendix 1 of the Offer Announcement, save that E.ON reserved the right, with the consent of Powergen, to elect to effect the acquisition by a High Court-supervised scheme of arrangement pursuant to Section 425 of the UK Companies Act 1985 (the "Scheme"). E.ON proposes to effect the acquisition by such a scheme.

Powergen seeks authorization to solicit proxies ("Solicitation") from holders of its outstanding ordinary shares to obtain shareholder approval of the Scheme at two meetings, a "Court Meeting" ordered by the High Court of Justice of England and Wales (the "High Court") and an Extraordinary General Meeting of shareholders, both of which will be scheduled for the same day at a single location. Powergen states that for the Scheme to be effective, the Scheme must receive the affirmative vote of a simple majority in number of those Powergen shareholders present and voting (either in person or by proxy) at the Court Meeting, representing not less than 75 percent of the number of Powergen shares held by such Powergen shareholders. At the second meeting, the Extraordinary General Meeting, shareholders must pass a special resolution approving implementation of the Scheme. In order to pass the resolution, not less than 75 percent of the votes cast by Powergen shareholders present and voting in person or by proxy must be in favor of the resolution.

Powergen requests that an order authorizing the proxy solicitation be issued as soon as practicable under rule 62(d). It appears to the Commission that Powergen's declaration regarding the proposed proxy solicitation should be permitted to become effective immediately under rule 62(d).

For purposes of compliance with rule 54, Powergen states that it meets all of the conditions of rule 53(a), except for clauses (1) and (2).(1) As described in Powergen's Form U-1 Application-Declaration in File No. 70-9671 (the "Merger Application"), at July 2, 2000 the combined aggregate investment, as defined in Rule 53(a), of LG&E Energy Corp. and Powergen in EWGs and FUCOs was approximately $1.216 billion. This investment represented approximately 61%

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         (1) In order dated December 6, 2000, the Commission noted that
Powergen has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP (HCAR No. 27291). Powergen states that it will, however, comply fully with the substantive provisions of rule 53.

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of Powergen's consolidated retained earnings, calculated in accordance with U.S.
GAAP, of $1.992 billion as of such date. In the Commission's order in Holding Company Act Release No. 27291 (December 6, 2000) (the "Merger Order"), Powergen was authorized to invest up to an additional $1.992 billion in EWGs and FUCOs.
As at September 30, 2001, Powergen had made net additional investments of $7 million in EWGs and FUCOs.

Although Powergen's aggregate investment exceeds the 50% "safe harbor" limitation contained in rule 53, Powergen's aggregate investment is below the limitation authorized by the Merger Order. Powergen states that none of the adverse conditions of rule 53(b) exist. At the time of the Merger Order, on a pro forma basis, Powergen's consolidated capitalization consisted of approximately 29.2% common stock equity. Powergen's consolidated capitalization as of September 30, 2001, consisted of approximately 30.55% common stock equity. In addition, Powergen states that its interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the Merger Order.

Fees, commissions and expenses to be incurred in connection with the proposed Solicitation are estimated to be approximately $2.9 million. Powergen states that no state or federal commission, other than this Commission, has jurisdiction over the proposed Solicitation.

IT IS ORDERED, under rule 62 under the Act, that the declaration is permitted to become effective immediately, subject to the terms and conditions contained in rule 24 under the Act.

For the Commission, by the Division of Investment Management, under delegated authority.


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